SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 11-K




   [x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 2002


                                 OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934


           For the transition period from __________ to ___________




                       Commission file number 1-2256


           A.  Full title of the plan:

                           EXXONMOBIL SAVINGS PLAN


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           EXXON MOBIL CORPORATION

                          5959 Las Colinas Boulevard

                           Irving, Texas 75039-2298

                           EXXONMOBIL SAVINGS PLAN




                                  INDEX






                                                                   Page
                                                                  -----
      Financial Statements

         Statement of Net Assets Available for Benefits at
         December 31, 2002 and 2001                                 3-4

         Statement of Changes in Net Assets
         Available for Benefits, for the
         Year ended December 31, 2002                                 5

         Notes to Financial Statements                             6-12

      Supplemental Schedules

         Schedule H, Line 4i-Schedule of Assets (Held at End
         of Year) at December 31, 2002 (Exhibit 1)                13-22

         Schedule H, Line 4i--Schedule of Assets (Acquired and
         Disposed of Within the Plan Year) at December 31, 2002
         (Exhibit 2)                                                 23

      Report of Independent Auditors                                 24

      Signature                                                      25

      Exhibit Index                                                  26

      Exhibit 23 - Consent of Independent Auditors                   27




                              EXXONMOBIL SAVINGS PLAN
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 2002
                              (millions of dollars)

                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------
Assets

Investments, at fair value:
   (See Note 8)

  Exxon Mobil Corp common stock   $ 7,465            $768         $ 8,233

  Other investments                 4,934               -           4,934
                                  -------          ------         -------
        Total investments          12,399             768          13,167

Cash                                    2               8              10

Amounts due from employers              -             125             125

Accrued interest                       14               -              14

Other receivables                       5               -               5
                                  -------          ------         -------
        Total assets               12,420             901          13,321
                                  -------          ------         -------

Liabilities

Payables and accrued liabilities        6               1               7

Commercial paper payable                -              82              82

Notes payable (see Note 6)              -              65              65
                                  -------          ------         -------
        Total liabilities               6             148             154
                                  -------          ------         -------

Net assets available
 for benefits                     $12,414            $753         $13,167
                                  =======          ======         =======


The accompanying notes are an integral part of these financial statements.



                              EXXONMOBIL SAVINGS PLAN
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 2001
                              (millions of dollars)

                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------
Assets

Investments, at fair value:
   (See Note 8)

  Exxon Mobil Corp common stock   $ 8,530          $1,163         $ 9,693

  Other investments                 5,642               -           5,642
                                  -------          ------         -------
        Total investments          14,172           1,163          15,335

Cash                                    7               -               7

Amounts due from employers              -             177             177

Amounts due from employees              1               -               1

Accrued interest                       23               -              23

Other receivables                      16               -              16
                                  -------          ------         -------
        Total assets               14,219           1,340          15,559
                                  -------          ------         -------

Liabilities

Payables and accrued liabilities        5               2               7

Commercial paper payable                -             180             180

Notes payable (see Note 6)              -             100             100
                                  -------          ------         -------
        Total liabilities               5             282             287
                                  -------          ------         -------

Net assets available
 for benefits                     $14,214          $1,058         $15,272
                                  =======          ======         =======


The accompanying notes are an integral part of these financial statements.

                              EXXONMOBIL SAVINGS PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEAR ENDED DECEMBER 31, 2002
                              (millions of dollars)

                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------
Contributions:
  Employer                        $    18          $   57         $    75
  Employee                            306               -             306
  Transfers in                         11               -              11
                                  -------          ------         -------
     Total contributions              335              57             392
                                  -------          ------         -------
Investment income/(loss):
  Interest                            134               -             134
  Dividends                           206              24             230
  Net depreciation in fair value
    of investments                 (1,530)           (132)         (1,662)
                                  -------          ------         -------
     Total investment income/(loss)(1,190)           (108)         (1,298)
                                  -------          ------         -------

Deductions:
  Interest and miscellaneous expense    -              (8)             (8)
  Benefit payments                   (936)            (51)           (987)
  Participant withdrawals            (190)            (14)           (204)
  Net ESOP transfers                  181            (181)              -
                                  -------          -------        -------
     Total deductions                (945)           (254)         (1,199)
                                  -------          -------        -------
         Net decrease              (1,800)           (305)         (2,105)

Net assets available for benefits:

At the beginning of the year       14,214           1,058          15,272
                                  -------          ------         -------
At the end of the year            $12,414          $  753         $13,167
                                  =======          ======         =======





The accompanying notes are an integral part of these financial statements.



                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Note 1:  Description of the Plan

General
-------
The participants in the ExxonMobil Savings Plan ("Savings Plan"), formerly known as the Thrift Plan in the Benefit Plan of Exxon Corporation and Participating Affiliates ("Thrift Plan"), are eligible employees and former employees of Exxon Mobil Corporation ("ExxonMobil" or "Company") and certain affiliated employers. The terms and conditions of the Savings Plan are fully contained in the ExxonMobil Savings Plan document and the ExxonMobil Savings Trust document (collectively, the "Plan Document") dated July 1, 2002, as amended from time to time. The Savings Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA. In addition, effective February 8, 2002, the entire Savings Plan has been designated an Employee Stock Ownership Plan ("ESOP"), a plan designed to invest primarily in employer securities.

Contributions
-------------
Effective January 1, 2002, the Savings Plan permits participant contributions of up to 20 percent of compensation and a 100% Company match on the first 6 percent of compensation. Prior to January 1, 2002, the contribution limit was 18 percent. Up to an additional 1 percent Company match may be received if the participant elects for the Company match to be directed to the Direct Dividend Account ("DDA"). The restriction on the DDA stipulates that 75% of the assets in the DDA must be invested in ExxonMobil stock. Effective September 1, 2002, employees who are at least age 50 at the end of 2002, may elect to make additional pretax ("catch-up") contributions up to $1000. More details of Company match, DDA, and catch-up contributions may be found in the Plan Document.

Vesting
-------
Participants are immediately vested in their contributions and earnings. Effective January 1, 2002, Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65, or upon death of the participant.

Forfeitures
-----------
During 2002 and 2001, $1 million and $2 million, respectively, of employers' matching contributions were forfeited by terminating employees before those amounts became vested. Such forfeited amounts are used to reduce future employer contributions.
                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Other Plan Provisions
---------------------
Other Savings Plan provisions including eligibility, enrollment, participation, forfeiture, loans, withdrawals, distributions, and investment options, are described in the Plan Document.

Plan Termination
----------------
The Company may terminate or amend the Savings Plan at any time. In the event of termination, the net assets of the Savings Plan will be distributed in accordance with the Employee Retirement Income Security Act of 1974.


Note 2:  Accounting Policies

Basis of Accounting
-------------------
The financial statements of the Savings Plan are presented on the accrual basis of accounting except benefit payments which are reported on a cash basis as described in Note 7.

Investment Valuation and Income Recognition
-------------------------------------------
Investments are stated at fair value. Fair values are based on quoted prices as of the date of the financial statements, or, if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. The Merrill Lynch Floating Rate
Long-Term Fixed Income Fund includes guaranteed investment contracts (GICs) which are stated at contract value, which approximates fair value, representing the original cost, plus interest (based upon the crediting rates of the underlying contracts) reduced by administration fees, transfers out, and withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average crediting interest rates of the Merrill Lynch Floating Rate Long-Term Fixed Income
Fund for the years ended December 31, 2002 and 2001 were 4.9% and 5.7%, respectively. The annualized crediting interest rates at December 31, 2002 and 2001 were 4.2% and 5.0%, respectively. Crediting rates fluctuate with the activities of the underlying contracts. This investment choice has no fixed term, nor a minimum crediting interest rate.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.




                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


The Savings Plan's financial statements separately disclose non-participant directed investments which include both unallocated ExxonMobil common stock of the ESOP and a portion of the allocated shares. At December 31, 2002 and 2001, $35 million and $292 million respectively, of ExxonMobil common stock remained unallocated.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

The Savings Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Savings Plan.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.


Note 3:  Related-Party Transactions

During 2002 and 2001, commercial paper was issued by the Savings Plan and purchased by ExxonMobil. As a result of these transactions, at December 31, 2002 and 2001, $82 million and $180 million, respectively, were owed to ExxonMobil.

Certain Savings Plan investments are shares of various funds managed by Merrill Lynch Trust Company, FSB, Barclays Global Investors, N.A., and
The Northern Trust Company. These parties also provide fiduciary services to the Savings Plan and, therefore, purchases and sales of these investments qualify as party-in-interest transactions.



                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Savings Plan administrators by a letter dated November 14, 2002, that the Savings Plan is qualified and the trusts established under the Savings Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code ("Code"). The Savings Plan has been amended since receiving the determination letter. However, the Savings Plan counsel believes that the Savings Plan is currently designed and is being operated in compliance with the applicable requirements of the Code and therefore, was qualified and the related trusts were tax-exempt as of the financial statement date.


Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of ExxonMobil common stock, management fees, and brokerage commissions. The participating employers also pay miscellaneous administrative expenses on behalf of the Savings Plan.


Note 6:  ExxonMobil ESOP Trust

Upon merger of the Thrift Plan and the Employees Savings Plan of Mobil
Oil Corporation on December 30, 1999, ("the Merger"), future contributions to the ESOP were eligible for funding from the ESOP trust established in November 1989 by Mobil Oil Corporation ("Mobil"). In 1989, the ESOP trust, supported by a Mobil guarantee, privately placed $800 million of floating interest rate notes due November 22, 2004, and used the proceeds to purchase 205,788 shares of Mobil Series B Convertible Preferred Stock at a price equal to liquidation value, or $3,887.50 per share. Following the Merger, each outstanding share of Mobil Series B Convertible Preferred Stock was converted into one share of ExxonMobil Class B Preferred Stock, with similar terms. In December 1999, each unit of ExxonMobil's Class B Preferred
Stock was converted into 132.015 shares of ExxonMobil Common Stock, and the accrued dividends on units of ExxonMobil Preferred Stock were converted into shares of ExxonMobil Common Stock.








                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


At December 31, 2002 and 2001, $65 million and $100 million, respectively, of medium-term notes were outstanding under a $300 million shelf registration statement filed by the ESOP trust with the Securities and Exchange
Commission pursuant to Rule 415. These medium-term notes are guaranteed by ExxonMobil and are secured by the unallocated ESOP shares. As shares in the ESOP are allocated to participants, a corresponding number of shares are released from securing the notes. The proceeds of the sales of the issued notes were used to retire identical principal amounts of existing
ESOP trust debt.

A summary of the outstanding medium-term notes as of December 31, 2002 and 2001 is as follows:

     Date of       Interest      Maturity       2002       2001
     Issuance        Rate          Date           (millions $)
     --------      --------      --------       ----      -----
     2/28/97        6.300%        9/03/02                    10
     3/02/98        5.875%        9/03/02                    25
     3/02/98        5.900%        2/28/03         20         20
     8/31/98        5.800%        9/02/03         45         45
                                               -----      -----
                                                $ 65       $100
                                                ====       ====

Principal and interest payments on the medium-term notes are due semi-annually.

On February 4, 1999, the ESOP trust established a commercial paper program under which the ESOP trust may sell to institutional investors including ExxonMobil or its affiliates, up to $500 million of short-term notes. The proceeds of the sales of such notes will be used for the same purposes as the proceeds of the debt securities issued by the ESOP trust under the above mentioned shelf registration. At December 31, 2002, the ESOP trust had $82 million of ExxonMobil guaranteed 1.29% short-term notes outstanding, due February 28, 2003. At December 31, 2001, the ESOP trust had $180 million of ExxonMobil guaranteed 1.76% short-term notes outstanding, due February 28, 2002.

In addition to the proceeds from the financing programs mentioned above, corporate contributions to the Savings Plan and dividends are used to make principal and interest payments on the notes.




                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


The Savings Plan held 236 million shares and 247 million shares of ExxonMobil common stock at year end 2002 and 2001, respectively. Of these total shares, 98.0 million shares and 104.2 million shares, respectively, were held in the ESOP trust (a part of the ExxonMobil Savings Trust) at year end 2002 and 2001. Of the total ESOP trust shares, 1.0 million shares and 7.4 million shares, respectively, remained unallocated.

As the contributions and dividends are credited, common shares are released from securing the debt and are subsequently allocated to participant accounts. During the year, 6.4 million ESOP trust shares were allocated to participants.


Note 7:  Claims Incurred But Not Paid

The Savings Plan reports benefits paid on a cash basis as required under accounting principles generally accepted in the United States of America. For Form 5500 reporting purposes, claims incurred but not paid of $9 million and $2 million for the years ended December 31, 2002 and 2001, respectively, are reported on an accrual basis. As such, the net assets available for benefits reflected for Form 5500 purposes are $13,158 million and $15,270 million for the years ended December 31, 2002 and 2001, respectively.


Note 8:  Investments

The following presents investments that represent 5% or more of the Savings Plan's net assets available for benefits.

                              (millions of dollars)
                         December 31,        December 31,
                             2002                2001
                         -----------         -----------
ExxonMobil
Common Stock                $7,465              $8,530

ExxonMobil
Common Stock
(non-participant
 directed)                     768               1,163

Barclays Global Investors
 Equity Portfolio Fund         731                 902

                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


During 2002, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,662 million as follows:

                                (millions $)

    ExxonMobil Common Stock       $(1,030)
    Common collective trusts         (315)
    Common stock                     (258)
    Mutual funds                      (54)
    Corporate debentures               (4)
    U.S. Government securities         (2)
    Other                               1
                                   ------
                                  $(1,662)
                                   ======


Note 9:  Subsequent Event

On May 1, 2003, the ExxonMobil Savings Plan recordkeeping balances and the Merrill Lynch recordkeeping for the heritage Mobil balances were "harmonized" into one ExxonMobil Savings Plan recordkeeping system at CitiStreet LLC. With the harmonization, two new investment options, an international equity unit fund and a bond fund, were added to the existing ExxonMobil Savings Plan investment options. In addition, all Merrill Lynch-held investments with the exception of ExxonMobil common stock were converted to other existing and new ExxonMobil Savings Plan investment options.

















                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/02
                            (thousands of dollars)

                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
COMMON ASSET FUND
-----------------
  CORPORATE DEBT INSTRUMENTS
ABBOTT LABS                     5.125%  07/01/04   $   25,000  $   26,321
ADVANTA CR CD MSTR TR II 1996-A 6.000%  11/15/05        5,900       5,942
AMERICAN EXPRESS MSTR TR 1998-1 5.900%  04/15/04       20,488      20,828
ATLC RICHFIELD CO               5.550%  04/15/03        6,440       6,513
BK 1 ISSUANCE TR ABS BOIT       2.940%  06/16/08       20,000      20,304
BK 1 ISSUANCE TR SER 2002-A2    4.160%  01/15/08       10,000      10,457
BMW VEH OWNER TR 2001-A         4.700%  03/25/05       11,785      11,956
BMW VEH OWNR TR 2002-A          2.830%  12/25/04       14,233      14,303
BMW VEH OWNR TR 2002-A          3.800%  05/25/06       20,000      20,558
CAP AUTO REC AST TR 2001-2      4.600%  09/15/05        7,000       7,108
CHASE CR CD MSTR TR SER 1998-3  6.000%  08/15/05       26,905      27,260
CHASE FDG MTG LN SER 2002-4     2.810%  10/25/17        9,000       9,043
CHASE MANH AUTO OWNR TR 2001-A  4.550%  08/15/05        4,452       4,531
CHASE MANH AUTO OWNR TR 2002-A  3.490%  03/15/06       25,000      25,536
CHASE MANH AUTO OWNR TR 2002-B  3.580%  05/15/06       22,000      22,559
CIT RV OWNER TR SER 1996-A      5.400%  12/15/11        1,285       1,303
CITIBANK CR CARD ISSUANCE TR    4.100%  12/07/06       39,690      41,294
CITIBANK CR CD TR SER 2002-A    4.400%  05/15/07        8,000       8,404
CITIBANK CR CD MSTR TR 1998-9   5.300%  01/09/06       10,125      10,508
CITIBANK CR CD MSTR TR I 99 1   5.500%  02/15/06       40,000      41,731
CITIBANK CR CD MSTR TR 1998-3   5.800%  02/07/05        1,565       1,572
DAIMLERCHRYSLER AUTO TR 2000-1  7.230%  01/06/05       14,030      14,461
DAIMLERCHRYSLER AUTO TR 2000-C  6.820%  09/06/04        1,358       1,373
DAIMLERCHRYSLER AUTO TR 2001-B  4.250%  05/07/31        1,723       1,726
DISCOVER CARD MSTR TR I 1998-6  5.850%  01/15/06       19,316      19,771
FIRST USA CR CD MSTR TR 98-9A   5.280%  09/18/06        9,068       9,414
FLEET CR CD MSTR TR II 2001-C   3.860%  03/15/07       20,600      21,280
FLEETWOOD CR 1994-B GRANTOR TR  6.750%  03/15/10          442         442
FORD CR AUTO OWNER TR 2000-A    7.090%  11/17/03        2,402       2,414
FORD CR AUTO OWNER TR 2000-D    7.150%  01/15/05        3,000       3,006
FORD CR AUTO OWNER TR 2000-E    6.740%  06/15/04        3,107       3,153
FORD CR AUTO OWNER TR 2001-B    5.360%  06/15/05        6,525       6,805
FORD CR AUTO OWNER TR 2001-C    4.830%  02/15/05       11,996      12,160
FORD CR AUTO OWNER TR 2001-E    4.010%  03/15/06       12,000      12,415
FORD CR AUTO OWNER TR 2000-C    7.260%  07/15/04        4,000       4,127

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/02
                            (thousands of dollars)

                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
FST SEC AUTO OWNER TR 1999-2    6.200%  10/15/06   $   10,198  $   10,287
FST SEC AUTO OWNER TR 2000-2    6.830%  07/15/04        3,586       3,608
GEN ELEC CAP CORP 8.70 NT       8.700%  02/15/03        3,000       3,024
GEN ELEC CAP CORP MED TERM NT   5.650%  03/31/03        3,690       3,727
GEN ELEC CAP CORP MED TERM NT   7.250%  05/03/04        8,400       9,002
GEN ELEC CAP CORP MED TERM NT   5.160%  02/03/03       11,900      11,934
GEN ELEC CAP CORP MTN BEO       5.375%  04/23/04        3,000       3,141
HONDA AUTO RECEIVABLES 2001-3   3.400%  02/18/05       20,000      20,345
HONDA AUTO RECEIVABLES 2001-3   3.960%  02/18/07       20,000      20,774
HONDA AUTO RECEIVABLES 2002-1   3.500%  10/17/05        7,000       7,144
HONDA AUTO RECEIVABLES 2002-2   2.910%  09/15/04        7,000       7,040
HONDA AUTO RECEIVABLES 2002-2   3.830%  02/15/06       20,000      20,576
HONDA AUTO RECEIVABLES 2002-3   3.000%  05/18/06        1,000       1,018
HONDA AUTO RECEIVABLES 2002-4   2.190%  09/15/06       25,000      25,101
HSEHD AUTO TR 2002-1 NT         3.750%  09/18/06       12,000      12,289
HSEHD AUTO TR 2002-3 NT         2.750%  06/18/07       19,000      19,168
HSEHD AUTO TR V SER 2000-2 NT   7.340%  11/17/04        4,532       4,585
KEY AUTO FIN TR 1999-1 NT       5.830%  01/15/07        3,717       3,778
PFIZER INC                      3.625%  11/01/04       10,000      10,343
PREMIER AUTO TR 1999-1          5.820%  10/08/03        3,006       3,008
PREMIER AUTO TR SER 1999-2 NT   5.590%  02/09/04        2,261       2,272
PROCTER & GAMBLE CO NT          5.250%  09/15/03        5,000       5,123
PROCTER & GAMBLE CO NT          8.000%  11/15/03        5,000       5,260
RESIDENTIAL AST SEC CORP MTG    4.790%  10/25/19       11,500      11,562
TOYOTA AUTO RECEIVABLES 2000-A  7.180%  08/15/04        4,593       4,642
TOYOTA AUTO RECEIVABLES 2000-B  6.760%  08/15/04       14,184      14,366
TOYOTA AUTO RECEIVABLES 2002-B  3.760%  06/15/06       40,000      41,116
TOYOTA AUTO RECEIVABLES 2002-C  2.650%  11/15/06       25,000      25,317
USAA AUTO LN GRANTOR TR         6.100%  02/15/06        1,640       1,661
USAA AUTO OWNER TR 2000-1       6.950%  06/15/04        2,475       2,486
USAA AUTO OWNER TR 2001-1       4.690%  02/15/05       15,934      16,133
USAA AUTO OWNER TR 2001-2       3.200%  02/15/06       39,360      39,717
USAA AUTO OWNER TR AST BKD NT   2.410%  10/16/06       13,500      13,623
VOLKSWAGEN AUTO LEASE TR 2002-A 2.360%  12/20/05       20,000      20,127
WAL MART STORES INC             4.625%  04/15/03       25,000      25,193
WELLS FARGO AUTO TR 2001-A NT   4.680%  02/15/05        3,112       3,152
                                                  ----------- -----------
  TOTAL CORPORATE DEBT INSTRUMENTS                 $  863,023  $  882,220

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/02
                            (thousands of dollars)

                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
  U.S. GOVERNMENT SECURITIES

FEDERAL FARM CR BANK            5.000%  02/03/03   $   40,000  $   40,125
FEDERAL HOME LN MTG CORP        5.750%  03/15/09        1,044       1,045
FEDERAL HOME LN MTG CORP        6.500%  04/15/20        1,553       1,560
FEDERAL HOME LN MTG CORP        5.750%  07/15/03        5,000       5,120
FEDERAL HOME LN MTG CORP        6.875%  01/15/05        8,000       8,806
FEDERAL HOME LN MTG CORP        6.375%  11/15/03       10,000      10,438
FEDERAL HOME LN MTG CORP        3.250%  11/15/04       30,000      30,847
FEDERAL HOME LN MTG CORP        2.182%  09/27/07       15,000      14,892
FEDERAL HOME LN MTG CORP        3.875%  02/15/05       54,000      56,297
FEDERAL HOME LOAN BANK          4.500%  07/07/03        5,000       5,083
FEDERAL HOME LOAN BANK          4.625%  04/15/05       10,000      10,618
FEDERAL HOME LOAN BANK BDS      6.375%  11/14/03       30,000      31,313
FEDERAL HOME LOAN BANK BDS      5.375%  01/05/04       50,000      52,008
FEDERAL HOME LOAN BK BDS        5.125%  01/13/03       10,000      10,013
FEDERAL NATL MORT ASSC BDS      5.000%  02/14/03        2,000       2,009
FEDERAL NATL MTG ASSN           6.500%  08/15/04       10,000      10,779
FEDERAL NATL MTG ASSN BDS       7.125%  02/15/05       40,000      44,365
FEDERAL NATL MTG ASSN NT        5.125%  02/13/04        5,000       5,207
FEDERAL NATL MTG ASSN NT        3.875%  03/15/05        5,000       5,219
FEDERAL NATL MTG ASSN PREASSIGN 7.000%  07/15/05        5,000       5,607
FEDERAL NATL MTG ASSN PREASSIGN 3.250%  11/25/32        9,807       9,914
FEDERAL NATL MTG ASSN REMIC     6.000%  08/25/20          669         670
FEDERAL NATL MTG ASSN REMIC     5.750%  09/25/07          219         218
FEDERAL NATL MTG ASSN REMIC     6.000%  04/25/08        1,019       1,028
US SVGS BDS SER I               2.570%  10/01/32        3,190      80,124
US SVGS BDS SER I               4.080%  11/01/33        3,190      80,147
US SVGS BDS SER I               5.920%  10/01/31        6,059     159,849
                                                   ---------- -----------
  TOTAL U.S. GOVERNMENT SECURITIES                 $  360,750  $  683,301







                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/02
                            (thousands of dollars)

                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
  OTHER SECURITIES

ALBERTA PROV EUROCLEAR          7.000%  02/18/03   $   15,000  $   15,096
ALTA PROV CDA BD                4.875%  10/29/03       16,349      16,773
ALTA PROV CDA EURO MTN          7.250%  04/05/04        5,000       5,355
B.C PROV CDA 7.00 BD            7.000%  01/15/03       17,500      17,523
CDA GOVT                        5.625%  02/19/03        5,000       5,026
MAN PROV CDA DEB                6.125%  01/19/04        2,515       2,640
MAN PROV CDA DEB                6.750%  03/01/03       16,400      16,515
ONT PROV CDA BD                 7.375%  01/27/03       30,000      30,106
                                                   ---------- -----------
  TOTAL OTHER SECURITIES                           $  107,764  $  109,034

  COMMON COLLECTIVE TRUSTS

BONY COLLECTIVE STIF                               $  119,500  $  119,500
*COLTV SHORT TERM INVT FD                               4,340       4,340
                                                   ---------- -----------
  TOTAL COMMON COLLECTIVE TRUSTS                   $  123,840  $  123,840


*PARTICIPANT LOANS
  (ANNUAL INTEREST RATES
   FROM 4.5% TO 9.0%
   MATURITIES FROM
   12 MONTHS TO 60 MONTHS)                                     $  184,635
                                                              -----------

TOTAL COMMON ASSET FUND                            $1,455,377  $1,983,030
                                                  =========== ===========








                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/02
                                 (thousands)

                                         SHARES/                 CURRENT
                                          UNITS                    VALUE
FUND/ISSUE                               (000's)                 ($000's)
-------------------------------------------------------------------------
COMMON STOCK
----------------------------
*EXXONMOBIL CORPORATION                  213,652               $7,465,007

 JENNISON EQUITY FUND:
  3M CO                                       96               $   11,861
  ABBOTT LABORATORIES                        350                   13,988
  ALTERA                                     534                    6,582
  AMERICAN EXPRESS CO                        385                   13,617
  AMERICAN INTL GROUP INC COM                284                   16,437
  AMERISOURCEBERGEN COM                        5                      272
  AMGEN CORP COM NPV                         372                   17,958
  ANHEUSER BUSCH COS INC COM                 179                    8,644
  APPLIED MATLS INC COM                      381                    4,962
  BANC ONE CORP COM NPV                      269                    9,828
  BED BATH AND BEYOND                        319                   11,019
  CISCO SYSTEMS                            1,179                   15,449
  CITIGROUP INC                              466                   16,389
  CLEAR CHANNEL COMMUNICATIONS INC            88                    3,263
  COCA COLA CO COM                           163                    7,120
  COSTCO WHOLESALE CORP                      240                    6,720
  DELL COMPUTER COM USD1                     478                   12,782
  FOREST LABS INC COM                         27                    2,622
  GENENTECH INC                              175                    5,813
  GILLETTE CO COM                            195                    5,923
  GOLDMAN SACHS GROUP INC                    161                   10,923
  HARLEY DAVIDSON                            200                    9,254
  HARTFORD FINANCIAL SERVICES GRP INC        170                    7,732
  HEWLETT PACKARD CO COM                     706                   12,256
  INTEL CORP                                 753                   11,715
  INTERNATIONAL BUSINESS MACHS CORP COM       98                    7,603
  INTERNATIONAL PAPER CO COM                 189                    6,620
  JOHNSON & JOHNSON                          300                   16,129
  KLA-TENCOR CORPORATION                      27                      962
  KOHL'S CORP                                290                   16,248
  LOCKHEED MARTIN CORP                       149                    8,593
  LOWES COS INC COM                          243                    9,101

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/02
                                 (thousands)

                                         SHARES/                 CURRENT
                                          UNITS                    VALUE
FUND/ISSUE                               (000's)                 ($000's)
-------------------------------------------------------------------------

  MARRIOTT INTERNATIONAL INC                 279               $    9,171
  MEDIMMUNE INC                              178                    4,836
  MERCK & CO INC COM                         102                    5,791
 *MERRILL LYNCH & CO INC COM                 234                    8,880
  MICROSOFT CORP                             455                   23,534
  NEW YORK TIMES CO CL A                     152                    6,956
  NOKIA CORP                                 588                    9,117
  NORTHROP GRUMMAN CORP                       95                    9,234
  NOVELLUS SYS INC                           133                    3,726
  OMNICOM GROUP COM USD0.5                    76                    4,910
  PFIZER INC COM                             217                    6,640
  PHARMACIA CORP                             212                    8,879
  PROCTER & GAMBLE CO COM                     91                    7,778
  SAP AKTIENGESELLSCHAFT                      25                      493
  SCHLUMBERGER LTD                           357                   15,022
  STARBUCK CORP                              323                    6,587
  STMICROELECTRONICS                         212                    4,144
  TEVA PHARMACEUTICAL INDS LTD                86                    3,320
  TEXAS INSTRS INC COM                       496                    7,443
  TIFFANY & CO NEW                           386                    9,227
  TOTAL FINA ELF SA                          173                   12,398
  UNIVISION COMMUNICATIONS INC               345                    8,443
  VIACOM INC                                 414                   16,874
  WAL MART STORES INC COM                    359                   18,108
  WALGREEN CO COM                            229                    6,685
  WEYERHAEUSER CO COM                        146                    7,204
  WYETH                                      226                    8,434
  XL CAPITAL LTD                             111                    8,590
                                                               ----------
   TOTAL JENNISON EQUITY FUND COMMON STOCK                     $  550,809
                                                               ----------
    TOTAL COMMON STOCK                                         $8,015,816
                                                               ==========




                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/02
                                 (thousands)

                                         SHARES/                 CURRENT
                                          UNITS                    VALUE
FUND/ISSUE                               (000's)                 ($000's)
-------------------------------------------------------------------------
REGISTERED INVESTMENT COMPANIES:
--------------------------------
*MERRILL LYNCH INSTITUTIONAL FUND         95,080               $   95,080
 FRANKLIN CUSTODIAN FUNDS, INC.
   FRANKLIN U.S. GOVERNMENT
   SECURITIES FUND                        13,545               $   94,813
 MASSACHUSETTS FINANCIAL SERVICES
   COMPANY MFS EMERGING GROWTH FUND        2,696               $   57,828
*MERRILL LYNCH GLOBAL ALLOCATION FUND      4,900               $   56,005
 AIM CHARTER FUND                          4,593               $   44,138
 FRANKLIN TEMPLETON GROUP TEMPLETON
   FOREIGN FUND                            4,902               $   40,735
 FRANKLIN TEMPLETON GROUP TEMPLETON
   DEVELOPING MARKETS TRUST                1,542               $   15,424

COMMON COLLECTIVE TRUSTS:
--------------------------
*BARCLAYS GLOBAL INVESTORS, N.A.
  EQUITY INDEX FUND                        3,322               $  730,660
*BARCLAYS GLOBAL INVESTORS, N.A.
  EXTENDED EQUITY INDEX FUND              16,741               $  322,331
*BARCLAYS GLOBAL INVESTORS, N.A.
  BALANCED FUND                           11,357               $  102,054
*MERRILL LYNCH EQUITY INDEX TRUST          1,404               $   87,940
 PYRAMID DIRECTED ACCT CASH FUND                               $   10,695












                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/02
                            (thousands of dollars)

                                        MATURITY        PAR       CURRENT
FUND/ISSUE                      COUPON    DATE          VALUE       VALUE
-------------------------------------------------------------------------
*MERRILL LYNCH FLOATING RATE LONG-
----------------------------------
  TERM FIXED INCOME FUND
  ----------------------
 MONEY MARKET FUND
 *MERRILL LYNCH GOVERNMENT FUND                    $  130,607  $  130,607

 COMMON COLLECTIVE TRUST
 *ML RETIREMENT PRESERVATION TRUST                 $  117,650  $  117,650

 GUARANTEED INVESTMENT CONTRACTS
 WITH INSURANCE COMPANIES:
  JOHN HANCOCK LIFE INS CO      5.700%  10/31/03   $   20,189  $   20,189
  METROPOLITAN LIFE INS CO      6.200%  06/23/03       20,640      20,640
  NEW YORK LIFE INS CO          4.880%  09/30/05       30,362      30,362
  PACIFIC LIFE INS CO           6.300%  03/30/04       15,703      15,703
  PRINCIPAL LIFE INS CO         5.850%  11/13/03       15,115      15,115
  PRINCIPAL LIFE INS CO         6.060%  03/29/06       31,375      31,375
  SECURITY LIFE OF DENVER INS   5.500%  05/23/05       20,668      20,668
  SUNAMERICA LIFE INS CO        6.250%  03/27/03       20,952      20,952
                                                   ----------  ----------
   TOTAL GUARANTEED INVESTMENT CONTRACTS
    WITH INSURANCE COMPANIES                       $  175,004  $  175,004

 SYNTHETIC INVESTMENT CONTRACTS
 WITH FINANCIAL INSTITUTIONS:
  AIG FINANCIAL PRODUCTS:
   FEDERAL NATL MTG ASSN POOL   6.725%  01/01/04   $    7,851  $    8,029
   FEDERAL NATL MTG ASSN POOL   6.650%  02/01/04        4,696       4,817
   CAP AUTO RECEIVABLES AST     1.370%  04/17/06       22,500      22,511
   AIG WRAPPER                                                       (293)
  BANK OF AMERICA:
   ADVANTA CR CD MSTR TR 96-B   1.489%  01/15/07       25,000      25,075
   COMM MTG ACCEPT CORP SER 97  6.500%  12/15/30       10,542      11,039
   BANK OF AMERICA WRAPPER                                           (288)
  JP MORGAN CHASE BANK:
   FEDERAL NATL MTG ASSN POOL   6.500%  06/01/03          337         342
   FEDERAL NATL MTG ASSN POOL   6.500%  01/01/04        2,388       2,418


                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/02
                            (thousands of dollars)

                                        MATURITY        PAR       CURRENT
FUND/ISSUE                      COUPON    DATE          VALUE       VALUE
-------------------------------------------------------------------------
   MMCA AUTO OWNR TR SER 2000-1 7.080%  02/15/05   $   25,000  $   26,010
   CA INFRASTRUCT & ECN DEVBK   6.280%  09/25/05        4,773       4,882
   JP MORGAN CHASE WRAPPER                                           (669)
  RABOBANK NEDERLAND:
   FEDERAL NATL MTG ASSN        6.500%  01/01/03           61          61
   DAIMLER CHRYSLER AUTO TRUST  3.150%  11/06/05       15,500      15,733
   RABOBANK NEDERLAND WRAPPER                                        (203)
  TRANSAMERICA LIFE INS CO:
   KEY AUTO FIN TR 1999-1       5.830%  01/15/07        6,236       6,338
   DAIMLER CHRYSLER AUTO TRUST  2.470%  06/06/04        7,678       7,694
   CITIBANK CR CAD ISS TR SER   6.900%  10/15/07       25,000      27,930
   TRANSAMERICA LIFE INS CO WRAPPER                                (1,792)
  UBS AG:
   TOYOTA AUTO RECV 2002-B      3.760%  06/15/06       19,115      19,648
   NISSAN AUTO RECV 2002 B      3.990%  12/15/05       36,250      37,240
   FEDERAL HOME LN MTG CORP     5.950%  07/15/10        1,538       1,540
   CA INFRASTRUCT & ECN DEVBK   6.420%  09/25/08       20,893      22,744
   UBS AG WRAPPER                                                  (2,180)
  WESTLB AG:
   CA INFRASTRUCT & ECN DEVBK   6.280%  09/25/05       12,951      13,245
   MBNA MSTR CC TR II           6.900%  01/15/08       18,685      20,742
   WESTLB AG WRAPPER                                               (1,583)
                                                   ----------  ----------
   TOTAL SYNTHETIC INVESTMENT CONTRACTS
    WITH FINANCIAL INSTITUTIONS                    $  266,994  $  271,030
                                                   ----------  ----------
 TOTAL MERRILL LYNCH FLOATING RATE
  LONG-TERM FIXED INCOME FUND                      $  690,255  $  694,291










                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/02
                                 (thousands)

                                         SHARES/                 CURRENT
                                          UNITS         COST       VALUE
FUND/ISSUE                               (000's)      ($000's)   ($000's)
-------------------------------------------------------------------------
*PARTICIPANT LOANS
------------------
 (ANNUAL INTEREST RATES
  FROM 4.5% TO 9.5%,
  MATURITIES FROM
  12 MONTHS TO 60 MONTHS)                                     $    47,880

                                                              -----------
TOTAL PARTICIPANT-DIRECTED INVESTMENTS                        $12,398,720
                                                              -----------



*EXXONMOBIL CORPORATION COMMON           21,971   $  328,338  $   767,664
    STOCK (non-participant directed)

                                                   ---------- -----------
TOTAL NON-PARTICIPANT-DIRECTED INVESTMENTS        $  328,338  $   767,664
                                                   ---------- -----------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                     $13,166,384
                                                              ===========



* Party-in-interest as defined by ERISA












                                                                EXHIBIT 2

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
     SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                                  12/31/02
                            (thousands of dollars)

                                               PAR VALUE OF
                                     MATURITY  ACQUISITIONS/  PROCEEDS OF
IDENTITY OF ISSUER           COUPON   DATE    (DISPOSITIONS) DISPOSITIONS
-------------------------------------------------------------------------
BMW VEH OWNER TR NT CL A-2   2.830%  12/25/04     $15,000
                                                     (767)        $   767

HONDA AUTO REC OWNER TR      2.910%  09/15/04      20,000
                                                  (13,000)         13,105





                     Report of Independent Auditors

To the Participants and Administrator of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the "Savings Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Savings Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of assets (acquired and disposed of within the plan year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Savings Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Houston, Texas
June 27, 2003








                                  SIGNATURE
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.





                                     EXXONMOBIL SAVINGS PLAN


                                     (Name of Plan)


                                     /s/ S. B. L. Penrose
                                     ___________________________________

                                     S. B. L. Penrose
                                     Pursuant to delegation by
                                     Administrator-Finance

Dated:  June 27, 2003






                               EXHIBIT INDEX
                               -------------


EXHIBIT
23.  Consent of PricewaterhouseCoopers LLP,
     Independent Auditors,
     Dated June 27, 2003




















                                 EXHIBIT 23

                      CONSENT OF INDEPENDENT AUDITORS
                      ----------------------------------
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72955) of Exxon Mobil
Corporation of our report dated June 27, 2003 relating to the financial statements and the supplemental schedules of the ExxonMobil Savings Plan, which appear in this Form 11-K.


PricewaterhouseCoopers LLP
Houston, Texas
June 27, 2003



























